Exhibit 99.5

LODGING FUND REIT III, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma combined consolidated financial statements represent the pro forma effects of the transactions described below.  This pro forma information should be read in conjunction with Management’s Discussion and Analysis of Financial Conditions and Results of Operations and the financial statements and notes of the Company included in the Company’s Registration Statement on Amendment No. 1 to Form 10 for the fiscal year ended December 31, 2018 and the Company’s interim financial statements and notes thereto for the quarterly period ended June 30, 2019, as filed with the SEC on September 17, 2019. Three of the four transactions occurred prior to June 30, 2019, and are included in the Company’s historical June 30, 2019 balance sheet.

Holiday Inn Express — Cedar Rapids, Iowa

On November 30, 2018, the Company acquired a Holiday Inn Express hotel in Cedar Rapids, Iowa (“Cedar Rapids Property”) for a purchase price of $7.7 million, exclusive of closing costs and typical hotel closing date adjustments.  The Cedar Rapids Property is comprised of a 3-story structure built in 1996 and has 83 guest rooms and 228 square feet of meeting space.  The Company funded the purchase with available cash and a $5.2 million borrowing on our revolving line of credit.  The unaudited pro forma combined financial information is based on the historical financial information of Gothic River Lodging, LLC (“GRL”).

Hampton Inn & Suites — Pineville Acquisition

On March 19, 2019, the Company acquired a Hampton Inn & Suites hotel in Pineville, North Carolina (“Pineville Property”) for a purchase price of $13.9 million, exclusive of closing costs and typical hotel closing date adjustments.  In addition to the purchase price, the seller of the property may be entitled to additional consideration if the property exceeds certain performance criteria.  At any time during the period April 1, 2020, to April 30, 2023, the seller of the property may make a one-time election to receive their additional consideration.  The variable amount of additional consideration, if any, is based on increases in net operating income for a selected 12-month period of time.  The Pineville Property is comprised of a 5-story structure built in 1997 and has 111 guest rooms and 900 square feet of meeting space.  The Company funded the purchase with available cash and the assumption of an existing loan with Goldman Sachs Mortgage Company with an outstanding balance of $9.3 million. The unaudited pro forma combined financial information is based on the historical financial information of GNP Group of Pineville, LLC (“GNP”).

Hampton Inn — Eagan Acquisition

On June 19, 2019, the Company acquired a Hampton Inn hotel in Eagan, Minnesota (“Eagan Property”) for a purchase price of $13.95 million, exclusive of closing costs and typical hotel closing date adjustments.  The Eagan Property is comprised of a 4-story structure built in 1994 and has 122 guest rooms and 336 square feet of meeting space.  The Company funded the purchase with available cash and a $9.4 million mortgage loan.  The unaudited pro forma combined financial information is based on the historical financial information of Eagan Lodging Investors II, LLC (“ELI”).

Home2 Suites — Prattville Acquisition

On July 11, 2019, the Company acquired a Home2 Suites hotel in Prattville, Alabama (“Prattville Property”) for a purchase price of $14.75 million, exclusive of closing costs and typical hotel closing date adjustments.  The Prattville Property is comprised of 4-story structure built in 2016 and has 90 guest rooms and 841 square feet of meeting space.  The Company funded the purchase with available cash and a $9.6 million mortgage loan. The unaudited pro forma combined financial information is based on the historical financial information of PHG Prattville, LLC (“PHG”).

The unaudited pro forma combined balance sheet as of June 30, 2019, gives effect to the acquisition of the Prattville Property by the Company as if the transaction had occurred on June 30, 2019.

The unaudited pro forma combined statements of operations for the year ended December 31, 2018 and six months ended June 30, 2019, give effect to the acquisitions of the Cedar Rapids Property, the Pineville Property, the Eagan Property and the Prattville Property by the Company, as if all of these transactions had occurred on April 9, 2018.

The unaudited pro forma combined financial statements contained herein are based upon the respective historical financial statements of the Company, GRL, GNP, ELI and PHG and should be read in conjunction with the accompanying notes to the unaudited pro forma combined financial statements included in this filing.

Lodging Fund REIT III, Inc. & Subsidiaries

Unaudited Pro Forma Combined Consolidated Balance Sheet

As of June 30, 2019

	Lodging Fund	PHG
	REIT III, Inc. &	Prattville, LLC	Pro Forma
	Subidiaries	Historical	Adjustments		Pro Forma
	Historical	Note 2	Note 6		Combined
Assets
Investment in hotel properties, net of accumulated depreciation	$36,149,890	$7,814,450	$7,291,564	6(a)	$51,255,904
Cash and cash equivalents	4,360,583	583,422	(4,412,127)	6(b)	531,878
Restricted cash	2,564,310	183,289	(183,289)	6(c)	2,564,310
Accounts receivable	36,162	57,988	(57,988)	6(d)	36,162
Franchise fees, net	392,917	41,667	133,333	6(e)	567,917
Due from related parties	—	—	—		—
Deposits	300,000	—	—		300,000
Prepaid expenses and other assets	683,336	33,737	(33,737)	6(f)	683,336
Total Assets	$44,487,198	$8,714,553	$2,737,756		$55,939,507

Liabilities and Equity
Debt, net	$20,797,946	$8,512,523	$844,601	6(g)	30,155,070
Accounts payable	457,183	44,933	(44,933)	6(h)	457,183
Accrued expenses	521,690	161,014	(141,583)	6(i)	541,121
Due to related parties	643,582	—	426,652	6(j)	1,070,234
Other liabilities	194,458	10,034	(10,034)	6(h)	194,458
Total Liabilities	22,614,859	8,728,504	1,074,704		32,418,067

Commitments and contingencies

Equity
Preferred stock, $0.01 par value, 100,000,000 shares authorized; no shares issued and outstanding	—	—	—		—
Common stock, $0.01 par value, 900,000,000 shares authorized; 3,457,236 shares issued and outstanding	32,889	—	1,684	6(k)	34,573
Additional paid-in capital	32,347,078	—	1,656,968	6(k)	34,004,046
Accumulated deficit	(10,299,182)	—	(9,073)	6(j)	(10,308,255)
Members’ deficit	—	(13,951)	13,951	6(k)	—
Total Shareholders’ Equity	22,080,785	(13,951)	1,663,529		23,730,363
Non-controlling interest	(208,446)	—	(477)		(208,923)
Total Equity	21,872,339	(13,951)	1,663,052		23,521,440
Total Liabilities and Equity	$44,487,198	$8,714,553	$2,737,756		$55,939,507

Lodging Fund REIT III, Inc. & Subsidiaries

Unaudited Pro Forma Combined Consolidated Statement of Operations

For the Six Months Ended June 30, 2019

	Lodging Fund
	REIT III, Inc. &	GNP Group of			Eagan Lodging			PHG
	Subidiaries	Pineville, LLC	Pro Forma		Investors II, LLC	Pro Forma		Prattville, LLC	Pro Forma
	Historical	Historical	Adjustments		Historical	Adjustments		Historical	Adjustments		Pro Forma
	Note 1	Note 2	Note 4		Note 2	Note 5		Note 2	Note 6		Combined
Revenue
Room revenue	$2,332,714	$765,534	$—		$1,772,361	$—		$1,665,996	$—		$6,536,605
Other revenue	10,205	6,995	—		33,583	—		36,562	—		87,345
Total Revenues	2,342,919	772,529	—		1,805,944	—		1,702,558	—		6,623,950

Expenses
General and administrative	1,644,118	61,690	—		154,880	—		98,558	—		1,959,246
Sales and marketing	406,207	11,037	—		130,594	—		123,116	—		670,954
Property operations	878,524	249,307	—		733,727	—		525,469	—		2,387,027
Franchise fees	223,886	90,321	(24,271)	4(b)	120,628	(27,349)	5(a)	83,300	4,122	6(e)	470,637
Management fees	206,585	37,412	14,187	4(c), (d)	90,297	47,702	5(b), (c)	68,103	77,560	6(1), (m)	541,846
Acquisition expense	307,989	—	—		—	—		—	—		307,989
Depreciation and amortization	312,258	75,176	—		171,268	73,932	5(d)	366,684	(84,736)	6(n)	914,583
Total Expenses	3,979,567	524,943	(10,084)		1,401,394	94,285		1,265,230	(3,054)		7,252,282

Other Income (Expense)
Other income (expense), net	(27,557)	(2,343)	—		7,744	—		(11,085)	—		(33,241)
Interest expense	(423,149)	(92,949)	(15,135)	4(f), (g)	(267,059)	92,925	5(e), (f)	(174,223)	(36,706)	6(o), (p)	(916,295)
Total Other Income (Expense)	(450,706)	(95,292)	(15,135)		(259,315)	92,925		(185,308)	(36,706)		(949,536)

Net Income (Loss) Before Income Taxes	(2,087,354)	152,294	(5,051)		145,234	(1,360)		252,020	(33,652)		(1,577,869)

Income tax benefit	59,556	—	—		—	—		—	—		59,556

Net Income (Loss)	(2,027,798)	152,294	(5,051)		145,234	(1,360)		252,020	(33,652)		(1,518,313)

Net income (loss) attributable to non-controlling interest	(99,953)	—	7,362	4(h)	—	7,194	5(g)	—	10,918	6(q)	(74,479)

Net Income (Loss) Attributable to Common Shareholders	$(1,927,845)	$152,294	$(12,413)		$145,234	$(8,554)		$252,020	$(44,570)		$(1,443,834)

Basic and diluted net income (loss) per share of common stock 4(i), 5(h), 6(r)	$(0.91)										$(0.68)
Weighted-average shares outstanding - basic and diluted	2,115,383										2,115,383

Lodging Fund REIT III, Inc. & Subsidiaries

Unaudited Pro Forma Combined Consolidated Statement of Operations

For the Period from April 9, 2018 (Inception) to December 31, 2018

	Lodging
	Fund	Gothic			GNP			Eagan
	REIT III,	River			Group of			Lodging			PHG
	Inc. &	Lodging,			Pineville,			Investors II,			Prattville,
	Subsidiaries	LLC	Pro Forma		LLC	Pro Forma		LLC	Pro Forma		LLC	Pro Forma
	Historical	Historical	Adjustments		Historical	Adjustments		Historical	Adjustments		Historical	Adjustments		Pro Forma
	Note 1	Note 2	Note 3		Note 2	Note 4		Note 2	Note 5		Note 2	Note 6		Combined
Revenue
Room revenue	$123,024	$1,622,896	$—		$2,958,010	$(391,664)	4(a)	$2,931,101	$—		$2,228,089	$—		$9,471,456
Other revenue	706	7,612	—		6,454	—		31,747	—		59,107	—		105,627
Total Revenues	123,730	1,630,508	—		2,964,464	(391,664)		2,962,848	—		2,287,196	—		9,577,083

Expenses
General and administrative	589,427	250,266	(155,663)	3(a)	195,613	—		239,309	—		151,075	—		1,270,027
Sales and marketing	334,442	171,356	—		93,592	—		222,052	—		144,499	—		965,941
Property operations	65,059	617,871	—		919,919	—		1,192,564	—		731,308	—		3,526,721
Franchise fees	11,412	102,012	46,873	3(b)	327,480	(99,047)	4(b)	241,003	60,566	5(a)	92,306	40,410	6(e)	823,016
Management fees	22,446	64,919	65,423	3(c), (d)	134,849	82,503	4(c), (d)	148,135	71,756	5(b), (c)	91,614	117,242	6(1), (m)	798,887
Acquisition expense	212,464	—	—		—	—		—	—		—	—		212,464
Depreciation	43,810	340,565	(169,258)	3(e)	223,886	103,400	4(e)	249,519	106,021	5(d)	506,604	(122,308)	6(n)	1,282,239
Total Expenses	1,279,060	1,546,989	(212,625)		1,895,339	86,856		2,292,582	238,343		1,717,406	35,344		8,879,294

Other Income (Expense)
Other income (expense), net	94	(33,460)	—		(391,664)	391,664	4(a)	11,065	—		(8,389)	—		(30,690)
Interest expense	(74,858)	(93,466)	(110,391)	3(f), (g)	(391,880)	(29,590)	4(f), (g)	(365,794)	102,732	5(e), (f)	(277,006)	(57,170)	6(o), (p)	(1,297,423)
Total Other Income (Expense)	(74,764)	(126,926)	(110,391)		(783,544)	362,074		(354,729)	102,732		(285,395)	(57,170)		(1,328,113)

Net Income (Loss) Before Income Taxes	(1,230,094)	(43,407)	102,234		285,581	(116,446)		315,537	(135,611)		284,395	(92,514)		(630,324)

Income tax benefit	19,236	—	—		—	—		—	—		—	—		19,236

Net Income (Loss)	(1,210,858)	(43,407)	102,234		285,581	(116,446)		315,537	(135,611)		284,395	(92,514)		(611,088)

Net income (loss) attributable to non-controlling interest	(60,543)	—	2,941	3(h)	—	8,457	4(h)	—	8,996	5(g)	—	9,594	6(q)	(30,555)

Net Income (Loss) Attributable to Common Shareholders	$(1,150,315)	$(43,407)	$99,293		$285,581	$(124,903)		$315,537	$(144,607)		$284,395	$(102,108)		$(580,534)

Basic and diluted net income (loss) per share of common stock 3(i), 4(i), 5(h), 6(r)	$(3.45)													$(1.74)
Weighted-average shares outstanding - basic and diluted	332,971													332,971

Lodging Fund REIT III, Inc. and Subsidiaries

Notes to Unaudited Pro Forma Combined Consolidated Financial Statements

1.              Basis of presentation

The unaudited pro forma combined financial statements of the Company were prepared in accordance with Article 11 of SEC Regulation S-X. The historical consolidated financial statements have been adjusted in the pro forma combined consolidated financial statements to give effect to pro forma events that are (1) directly attributable to the acquisitions, (2) factually supportable and (3) with respect to the pro forma combined consolidated statements of operations, expected to have a continuing impact on the combined results following the acquisitions.

The Cedar Rapids Property, Pineville Property, Eagan Property and Prattville Property acquisitions were accounted for as asset acquisitions in accordance with ASC Topic 805, Business Combinations. As the acquirer for accounting purposes, the Company has estimated the fair value of the assets acquired and liabilities assumed from the Cedar Rapids Property, Pineville Property, Eagan Property and Prattville Property and conformed the accounting policies of the Cedar Rapids Property, Pineville Property, Eagan Property and Prattville Property to its own accounting policies.

The unaudited pro forma combined consolidated balance sheet as of June 30, 2019 gives effect to the Prattville Acquisition as if the transaction was consummated on June 30, 2019. The Cedar Rapids Property, Pineville Property, and Eagan Property acquisitions are reflected in the Company’s balance sheet as of June 30, 2019, included in the Company’s interim financial statements and the notes thereto for the period ended June 30, 2019. The unaudited pro forma combined consolidated statements of operations for the year ended December 31, 2018 and for the six months ended June 30, 2019 give effect to the Cedar Rapids Property, Pineville Property, Eagan Property, and Prattville Property acquisitions as if the transactions took place as of April 9, 2018, and combine the historical results of the Company, the Cedar Rapids Property, the Pineville Property, the Eagan Property and the Prattville Property.

The pro forma combined financial statements do not necessarily reflect what the combined Company’s results of operations would have been had the acquisitions occurred on the date indicated. They also may not be useful in predicting the future financial condition and results of operations of the combined Company. The actual financial results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

The pro forma combined financial information does not reflect the realization of any expected cost savings or other synergies from the acquisition of the Cedar Rapids Property, the Pineville Property, the Eagan Property and the Prattville Property as a result of restructuring activities and other planned cost savings initiatives following the completion of the acquisitions.

2.              Description of the transactions

Cedar Rapids Acquisition

On November 30, 2018, the Company acquired the Cedar Rapids Property pursuant to the purchase and sale agreement between the Company and GRL for a purchase price of $7.7 million and incurred $158,333 of capitalized acquisition costs. The acquisition was funded with a combination of (1) proceeds from borrowing on a line of credit in the principal amount of $5.2 million; and (2) cash on hand as of November 30, 2018 from proceeds from the sale of shares of common stock of the Company in the Private Offering.

Pineville Acquisition

On March 19, 2019, the Company acquired the Pineville Property pursuant to the purchase and sale agreement between the Company and GNP for a purchase price of $13.9 million, incurred $303,744 of capitalized acquisition costs and assumed the outstanding loan of $9.3 million. In addition to the purchase price, the seller of the property may be entitled to additional consideration if the property exceeds certain performance criteria.  At any time during the period April 1, 2020, to April 30, 2023, the seller of the property may make a one-time election to receive their additional consideration.  The variable amount of additional consideration, if any, is based on increases in net operating income for a selected 12-month period of time.  The acquisition was funded with a combination of (1) the assumed mortgage loan in the principal amount of $9.3 million; and (2) cash on hand as of March 19, 2019 from operations and proceeds from the sale of shares of common stock of the Company in the Private Offering.

Eagan Acquisition

On June 19, 2019, the Company acquired the Eagan Property pursuant to the purchase and sale agreement between the Company and Eagan Lodging Investors II, LLC (“ELI”) for a purchase price of $13.95 million and incurred $278,333 of capitalized acquisitions costs. The acquisition was funded with a combination of (1) proceeds from a first mortgage loan in the principal amount of $9.4 million; and (2) cash on hand as of June 19, 2019 from operations and proceeds from the sale of shares of common stock of the Company in the Private Offering.

Prattville Acquisition

On July 11, 2019, the Company acquired the Prattville Property pursuant to the purchase and sale agreement between the Company and PHG Prattville for a purchase price of $14.75 million and incurred $356,014 of capitalized acquisitions costs. The acquisition was funded with a combination of (1) proceeds from a first mortgage loan in the principal amount of $9.6 million; and (2) cash on hand as of July 11, 2019 from operations and proceeds from the sale of shares of common stock of the Company in the Private Offering.

3.              Pro forma adjustments (Cedar Rapids Acquisition)

The unaudited pro forma combined financial statements include pro forma adjustments to give effect to the transaction as if the acquisition of the Cedar Rapids Property by the Company had occurred on April 9, 2018.

(a)         Represents adjustments in legal fees that were related to the disposition.

(b)         Represents adjustments in franchise fees as the result of the Cedar Rapids Property entering into new franchise fee agreement.

(c)          Represents adjustments in management fees which would have been charged under the Company’s management agreement with NHS as compared to the management fees historically charged to the previous owner under the terms of their management agreement.

(d)         Represents adjustments in the year ended December 31, 2018 of annual asset management fees under the Company’s Advisory Agreement with Legendary Capital REIT III, LLC (the “Advisor”) of up to 0.75% of gross assets.

(e)          Represents adjustments of the estimated depreciation for the hotel based on the allocation of the Company’s purchase price and assignment of useful lives.  Buildings are depreciated over the estimated useful life which is 40 years.  Land improvements and building improvements are depreciated over estimated useful lives which are 15 years, and furniture, fixtures and equipment are depreciated over 3-7 years.

(f)           Represents adjustments of the estimated amortization of the financing fees on a straight-line basis.  Estimated financing fees are amortized to interest expense over the term of the financing agreement using the straight-line method, which approximates the effective interest method.

(g)          Represents adjustment to reflect an increase of interest expense due to an increase in borrowing under our lines of credit.  The interest rate used was 5.60%

(h)         Represents adjustments for the allocation of results between the controlling interest and the noncontrolling interests based on the noncontrolling interest weighted average ownership of 5% for the year ended December 31, 2018.

(i)             Represents adjustments of earnings per share.

4.              Pro forma adjustments (Pineville Acquisition)

The unaudited pro forma combined financial statements include pro forma adjustments to give effect to the transaction as if the acquisition of the Pineville Property by the Company had occurred on April 9, 2018.

(a)         Represents adjustments reducing historical room revenues and expenses for gross ups related to sales and use tax.  The Company has conformed the accounting policies of the Pineville Property to its own accounting policies. The Company’s policy is to record revenues net of any sales and occupancy taxes collected from the hotel guests.

(b)         Represents adjustments in franchise fees as the result of the Pineville Property entering into new franchise fee agreement.

(c)          Represents adjustments in management fees which would have been charged under the Company’s management agreement with NHS as compared to the management fees historically charged to the previous owner under the terms of their management agreement.

(d)         Represents adjustments in the year ended December 31, 2018 and the six months ended June 30, 2019, respectively, of annual asset management fees under the Company’s Advisory Agreement with Legendary Capital REIT III, LLC (the “Advisor”) of up to 0.75% of gross assets.

(e)          Represents adjustments of the estimated depreciation for the hotel based on the allocation of the Company’s purchase price and assignment of useful lives.  Buildings are depreciated over the estimated useful life which is 40 years.  Land improvements and building improvements are depreciated over estimated useful lives which are 15 years, and furniture, fixtures and equipment are depreciated over 3-7 years.

(f)           Represents adjustments of the estimated amortization of the financing fees on a straight-line basis.  Estimated financing fees are amortized to interest expense over the term of the financing agreement using the straight-line method, which approximates the effective interest method.

(g)          Represents adjustment to reflect interest expense related to the outstanding debt assumed by the Company.

(h)         Represents adjustments for the allocation of results between the controlling interest and the noncontrolling interests based on the noncontrolling interest weighted average ownership of 5% for the year ended December 31, 2018 and the six months ended June 30, 2019.

(i)             Represents adjustments of earnings per share.

5.              Pro forma adjustments (Eagan Acquisition)

The unaudited pro forma combined financial statements include pro forma adjustments to give effect to the transaction as if the acquisition of the Eagan Property by the Company had occurred on April 9, 2018.

(a)         Represents adjustments in franchise fees as the result of the Eagan Property entering into new franchise fee agreement.

(b)         Represents adjustments in management fees which would have been charged under the Company’s management agreement with NHS as compared to the management fees historically charged to the previous owner under the terms of their management agreement.

(c)          Represents adjustments in the year ended December 31, 2018 and the six months ended June 30, 2019, respectively, of annual asset management fees under the Company’s Advisory Agreement with Legendary Capital REIT III, LLC (the “Advisor”) of up to 0.75% of gross assets.

(d)         Represents adjustments of the estimated depreciation for the hotel based on the allocation of the Company’s purchase price and assignment of useful lives.  Buildings are depreciated over the estimated useful life which is 40 years.  Land improvements and building improvements are depreciated over estimated useful lives which are 15 years, and furniture, fixtures and equipment are depreciated over 3-7 years.

(e)          Represents adjustments of the estimated amortization of the financing fees on a straight-line basis.  Estimated financing fees are amortized to interest expense over the term of the financing agreement using the straight-line method, which approximates the effective interest method.

(f)           Represents adjustment to reflect interest expense related to the outstanding debt assumed by the Company.

(g)          Represents adjustments for the allocation of results between the controlling interest and the noncontrolling interests based on the noncontrolling interest weighted average ownership of 5% for the year ended December 31, 2018 and the six months ended June 30, 2019.

(h)         Represents adjustments of earnings per share.

6.              Pro forma adjustments (Prattville Acquisition)

The unaudited pro forma combined balance sheet includes pro forma adjustments to give effect to the transaction as if the acquisition of the Prattville Property by the Company had occurred on June 30, 2019, and the unaudited pro forma combined statements of operations include pro forma adjustments to give effect to the transaction as if the acquisition of the Prattville Property by the Company had occurred on April 9, 2018.

(a)         Represents allocation of purchase price of $14,750,000 and $356,014 of acquisition costs to the acquired property and equipment.

(b)         To reflect the purchase price, cash received for net liabilities assumed, elimination of PHG’s historical cash balance, cash reserve for property improvement plan and proceeds from new debt issuance, net of debt issuance costs, and shares sold.

Purchase price	$(14,750,000)
Acquisition costs	(356,014)
Total consideration	(15,106,014)
Net liabilities assumed	19,431
Elimination of PHG’s historic cash balance	(583,422)
Franchise fees and asset management fees	(184,550)
Due to/from related parties	426,652
Issuance of new promissory note and mortgage, net of debt issuance costs of $262,876	9,357,124
Equity proceeds from the issuance of 168,375 shares of common stock	1,658,651
Pro forma adjustment to cash and cash equivalents	$(4,412,127)

(c)          Represents elimination of Prattville’s restricted cash of $183,289, which were not acquired.

(d)         Represents elimination of Prattville’s net accounts receivable of $57,988, which were not acquired.

(e)          Represents adjustments in franchise fees as the result of the Prattville Property entering into new franchise fee agreement.

(f)           Represents elimination of Prattville’s prepaid expense and other assets of $33,737, which were not acquired.

(g)          Reflects the new debt of $9,620,000, net of costs of $262,876, incurred to finance the Prattville acquisition and the elimination of the PHG historical debt of $8,512,523 not assumed as part of the acquisition.

(h)         Represents elimination of Prattville’s historical accounts payable and other liabilities not assumed in the acquisition.

(i)             Represents the adjustment to eliminate PHG’s historical accrued expenses not assumed in the acquisition and record accrued real estate taxes assumed as part of the acquisition.

(j)            Represents adjustments in due to related parties for nonrecurring acquisition fees and financing fees associated with the acquisition, and monthly asset management fees.

(k)         Represents the adjustment to eliminate the PHG historical members’ equity and record additional shares issued by the Company.

(l)             Represents adjustments in management fees which would have been charged under the Company’s management agreement with NHS as compared to the management fees historically charged to the previous owner under the terms of their management agreement.

(m)     Represents adjustments in the year ended December 31, 2018 and the six months ended June 30, 2019, respectively, of annual asset management fees under the Company’s Advisory Agreement with Legendary Capital REIT III, LLC (the “Advisor”) of up to 0.75% of gross assets.

(n)         Represents adjustments of the estimated depreciation for the hotel based on the allocation of the Company’s purchase price and assignment of useful lives.  Buildings are depreciated over the estimated useful life which is 40 years.  Land improvements and building improvements are depreciated over estimated useful lives which are 15 years, and furniture, fixtures and equipment are depreciated over 3-7 years.

(o)         Represents adjustments of the estimated amortization of the financing fees on a straight-line basis.  Estimated financing fees are amortized to interest expense over the term of the financing agreement using the straight-line method, which approximates the effective interest method.

(p)         Represents adjustment to reflect interest expense related to the outstanding debt assumed by the Company.

(q)         Represents adjustments for the allocation of results between the controlling interest and the noncontrolling interests based on the noncontrolling interest weighted average ownership of 5% for the year ended December 31, 2018 and the six months ended June 30, 2019.

(r)            Represents adjustments of earnings per share.